SUB-ITEM 77C

RESULTS OF MEETINGS OF SHAREHOLDERS (UNAUDITED)

ARTIO GLOBAL EQUITY FUND INC.

Special Meetings of Shareholders

The special meeting of Shareholders of the Artio Global Equity Fund Inc. (the “Fund”) was held on May 15, 2008.  At the meeting, the following shares of the Fund were represented:

Fund	Shares Represented by Proxy	Percentage of Shares Outstanding
Artio Global Equity Fund Inc.	1,275,245.0820	51.056%

Shareholders of the Fund voted on the following proposal:

To approve amended and restated investment advisory agreements between the Artio Global Funds (formerly, Julius Baer Funds) and Artio Global Management LLC (formerly, Julius Baer Investment Management LLC) (the “Adviser”) to take effect upon the successful completion of the initial public offering of Artio Global Investors Inc. (formerly, Julius Baer Americas, Inc.), a Delaware corporation and parent of the Adviser.

Artio Global Equity Fund Inc.
Affirmative	Against	Abstain
1,259,840.9890	9,863.0630	5,541.0300